PRESS RELEASE	OCTOBER 17, 2022

Largo Announces Third Quarter 2022 Production and Sales Results Highlighted by Record High Purity Vanadium Production; Completes Battery Stack Manufacturing for its 6.1 MWh VCHARGE VRFB Deployment in Spain

Q3 2022 and Other Highlights

  V2O5 production of 2,906 tonnes (6.4 million lbs1) vs. 3,260 tonnes produced in Q3 2021; Lower quarterly production due to a planned kiln and cooler refractory refurbishment and a change of mining contractor, but was in line with the Company's revised production guidance

  Record high purity V2O5 equivalent production of 962 tonnes, representing 33% of the Company's Q3 2022 production

  V2O5 equivalent sales of 2,796 tonnes (inclusive of 351 tonnes of purchased material) vs. 2,685 tonnes sold in Q3 2021; Completed first high purity V2O3 sale in Europe in Q3 2022

  Average benchmark price per lb of V2O5 in Europe of $8.23, a 12% decrease from the average of $9.40 in Q3 2021; High purity vanadium demand has increased following ongoing recovery from 2020 COVID-19 impacts, which was partially offset by a softening of steel demand in Q3 2022

  The Company advanced construction of its ilmenite concentration plant, including receiving all required metallic flotation structures and building of desliming, flotation, filtration, warehouse and pipe rack structures; Expects commissioning completed in Q2 2023

  Largo Clean Energy ("LCE") progressed with the delivery of its Enel Green Power España ("EGPE") VCHARGE vanadium redox flow battery ("VRFB"), including the manufacturing of all high-power battery stacks required for the system; The Company has begun shipping battery stacks and electrolyte to the deployment site in Mallorca, Spain

  Largo Physical Vanadium Corp. ("LPV") commenced trading on the TSX Venture Exchange on September 27, 2022 under the symbol "VAND" and launched a new website www.lpvanadium.com

  Published inaugural Climate Report aligned with the Taskforce on Climate-Related Financial Disclosures (TCFD), providing additional transparency on the Company's approach to climate change

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces production of 2,906 tonnes (6.4 million lbs1) of vanadium pentoxide ("V2O5") equivalent and sales of 2,796 tonnes of V2O5 equivalent from its MaracásMenchen Mine in Q3 2022.

Paulo Misk, President and CEO of Largo, stated: "Production of V2O5 in Q3 2022 was impacted by a refractory refurbishment and a mining contractor transition, while V2O5 equivalent sales were affected by shipping delays and lower spot demand. However, despite experiencing production impacts, the Company produced 962 tonnes of high purity material in the quarter to meet increased demand from this sector. The Company remains on track to meet its 2022 production and sales guidance range of 11,000 to 12,000 tonnes." He continued: "The construction of our ilmenite concentration plant continues to progress, with substantial portions of its foundation and framing structures delivered and erected. We also made considerable progress on the delivery of our EGPE VRFB deployment following the manufacturing of all required high-power battery stacks for the system. We look forward to providing additional updates as these projects continue to advance."

He concluded: "In October, we published our inaugural Climate Report aligned with the Taskforce for Climate-Related Financial Disclosures (TCFD). We believe being transparent about our approach to climate change is part of our vision to enable the planet's transition to a low carbon future and remain committed to delivering positive and sustainable benefits to all Largo stakeholders."

MaracásMenchen Mine Operational and Sales Results

	Q3 2022	Q2 2022	Q1 2022	Q3 2021

Total Ore Mined (tonnes)	351,450	378,273	303,652	366,484
Ore Grade Mined - Effective Grade (%)[2]	1.02	1.18	1.27	1.10

Concentrate Produced (tonnes)	99,513	124,317	92,324	113,879
Grade of Concentrate (%)	3.26	3.28	3.21	3.32
Global Recovery (%)[3]	80.7	81.8	77.5	83.7

V2O5 produced (Flake + Powder) (tonnes)	2,906	3,084	2,442	3,260
V2O5 produced (equivalent pounds) [1]	6,406,626	6,799,048	5,383,682	7,187,061
Total V2O5 equivalent sold (tonnes)	2,796	3,291	2,232	2,685
Produced V2O5 equivalent sold (tonnes)	2,445	2,783	2,153	2,549
Purchased V2O5 equivalent sold (tonnes)	351	508	79	136

Q3 2022 Overview

  Q3 2022 Production Includes Increased Production of High Purity Material: V2O5 equivalent production from the MaracásMenchen Mine was 811 tonnes in July, 1,140 tonnes in August and 955 tonnes in September for a total of 2,906 tonnes produced in Q3 2022. Production in July was impacted by a refractory refurbishment in the kiln and cooler with production in September being largely impacted by a lower amount of mined material due to the transition of mining contractors, which was completed in September. The transition to a new mining contractor was required to ensure compliance with the Company's mining plan after a reduced quantity of material was removed in previous quarters due, in part, to performance issues with the former service provider. In Q3 2022, 962 tonnes of high purity V2O5 equivalent was produced, representing 33% of Q3 2022 production and the highest quarterly amount of high purity material produced by the Company to date. In Q3 2022, global recoveries3 averaged 80.7%, representing a 4% decrease over the average in Q3 2021, mainly due to the reasons noted above. In Q3 2022, 351,450 tonnes of ore were mined with an effective grade2 of 1.02% of V2O5. The lower ore mined and effective grade2 during the quarter was due to the mining contractor transition. The Company produced 99,513 tonnes of concentrate with a V2O5 grade of 3.26%.

  Commercial and Vanadium Market Update: In Q3 2022, the Company sold 2,796 tonnes of V2O5 equivalent (Q3 2021 - 2,685 tonnes), including 351 tonnes of purchased products (Q3 2021 - 136 tonnes). Lower sales in Q3 2022 are largely attributable to weaker spot demand during the quarter as well as ongoing shipment delays. The Company delivered both standard grade and high purity V2O5, as well as ferrovanadium ("FeV") to customers and completed its first high purity V2O3 sale in Europe in Q3 2022. Demand in the steel market softened in Q3 2022 due to geopolitical uncertainties and concerns over energy prices and availability-most notably in Europe. However, high purity vanadium demand remains steady and is continuing to recover from the lows of 2020, supported by renewed optimism in the travel and aerospace industries.

  EGPE 6.1 MWh VCHARGE Deployment: The Company's EGPE VCHARGE VRFB continues to be the primary focus of LCE. All high-power battery stacks have been manufactured and the Company has proceeded with factory acceptance testing. The required battery stack containers are fully assembled, and final validation and factory acceptance testing remains ongoing. Additionally, the required electrolyte storage containers are progressing through the final painting, lining and integration process. A majority of the required alternating current ("AC") components have been manufactured and factory-accepted, and shipment to the deployment site has begun. The battery deployment site is under construction and LCE expects to begin equipment installation in November 2022.  LCE continues to experience a number of shipping and logistical delays related to certain components for its EGPE VRFB deployment. However, management of LCE are monitoring the situation closely and expect the commissioning of the EGPE VRFB to be completed by the end of Q1 2023.

  Interconnection of a 3 MWh Demonstration VRFB in Shirley, Massachusetts: In Q3 2022, LCE and National Grid completed grid interconnection of a 3 megawatt-hour demonstration VRFB in Shirley, Massachusetts (previously installed by VionX Energy and commissioned by LCE). National Grid completed the final witness test in August and approved LCE's interconnection to the grid in mid-September. Since then, LCE has successfully operated the Shirley VRFB on the grid and the battery will be used to further optimize performance of the solar shifting application going forward.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company is in the process of implementing a titanium dioxide pigment plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) vanadium production from its operations in Brazil and 2.) energy storage business in the U.S. to support a low carbon future through its clean energy division.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates;; the effect of unforeseen equipment maintenance or repairs on production; timing and cost related to the build-out of the ilmenite plant; the extent of capital and operating expenditures; the impact of global delays and related price increases on the Company's global supply chain and future sales of vanadium products. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and successfully operate a VRFB business, our ability to protect and develop our technology, our ability to maintain our IP, the competitiveness of our product in an evolving market, our ability to market, sell and deliver our VCHARGE batteries on specification and at a competitive price, our ability to successfully deploy our VCHARGE batteries in foreign jurisdictions; the receipt of necessary governmental permits and approvals on a timely basis, our ability to secure the required production resources to build and deploy our VCHARGE batteries, and the adoption of VRFB technology generally in the market. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.

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1 Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

3 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.